

July 20, 2012

Via E-mail
Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re: Seaspan Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed on March 26, 2012**
> **File No. 001-32591**

Dear Mr. Chu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

D. Critical Accounting Estimates, page 69

1.   We note from the risk factor on page 18 that your containership values can fluctuate substantially over time. This creates a risk of potential impairment if you need to sell your vessels. In this regard, please expand the Critical Accounting Policies section to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential

aggregate impairment charge related to these vessels, as of the balance sheet date, if you decided to sell all of such vessels.

G. Contractual Obligations, page 74

2.   As the contractual obligation table is aimed at increasing the transparency of cash flows, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company's cash requirements.

Item 18. Financial Statements

Consolidated Statement of Operations, page F-4

3.   We note that you have classified amortization of deferred drying costs as other expenses as opposed to operating expenses. We believe these cost should be classified as operating cost in your Statement of Operations. Please revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief